UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the Month of June 2003

Harmony Gold Mining Company Limited

Suite No. 1
Private Bag X1
Melrose Arch, 2076
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.)

Form 20-F   X   Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes        No   X

     This Report on Form 6-K is incorporated by reference into the registration statement on Form F-3 (file no. 333-13516) for Harmony Gold Mining Company Limited, filed on December 23, 2002, and into the prospectus that forms a part of that registration statement.

Harmony™

HARMONY REVIEW for the quarter ended 31 March 2003

This review includes certain information that is based on management's reasonable expectations and assumptions. These "forward-looking statements" include, but are not limited to, statements regarding estimates, intentions and beliefs, as well as anticipated future production, mine life, market conditions and costs. While management has prepared this information using the best of their experience and judgment, and in all good faith, there are risks and uncertainties involved which could cause results to differ from projections.

Cautionary Note to US Investors – The United States Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We may use certain terms in this quarterly review, such as "resources", that the SEC guidelines strictly prohibit us from including in our filings with the SEC.

CAUTIONARY NOTE REGARDING CERTAIN FINANCIAL MEASURES

Although Harmony’s annual and interim financial statements are prepared in accordance with South African Statements of Generally Accepted Accounting Principles, or S.A. GAAP, as prescribed by law and based on International Accounting Standards, or IFRS, the following financial measures used by Harmony are not S.A. GAAP or IFRS measures (and are not U.S. GAAP measures):

•	cash operating costs,

•	cash costs per ounce, kilogram and tonne, and

•	cash operating profits.

These measures should not be considered by investors in isolation or as an alternative to net income/(loss), income before tax, operating cash flows or any other measure of financial performance presented. Although the Gold Institute has provided a definition for the calculation of cash costs and cash costs per ounce used in these measures, the calculation of these measures may vary from company to company and may not be comparable to other similarly titled measures of other companies.

However, Harmony’s management believes that cash operating costs, cash costs per ounce (and kilogram and tonne) and cash operating profits are useful performance indicators because they provide:

•	an indication of profitability and efficiency,

•	the trends in costs as operations mature,

•	a measure of gross margin per ounce, by comparison of cash costs per ounce to the spot price of gold, and

•	a benchmark of performance commonly used in the gold mining industry.

Harmony calculates cash operating costs by aggregating costs in the following categories, which are included in the Gold Institute’s industry definition of cash costs:

•	mine production, transport and refinery costs,

•	general and administrative costs,

•	movement in production inventories and ore stockpiles,

•	transfers to and from deferred stripping, and

•	royalties.

Harmony calculates cash costs per ounce, kilogram and tonne by dividing cash operating costs by the number of ounces of gold, kilograms of gold or tonnes of ore, as applicable, that Harmony produced in the period presented.

Harmony calculates cash operating profits by subtracting cash operating costs from revenues.

The Gold Institute is a non-profit international association of miners, refiners, bullion suppliers and manufacturers of gold products that has developed a uniform format for reporting production costs on a per ounce basis. The standard was first adopted in 1996 and was revised in November 1999. Cash operating costs, cash costs per ounce, kilogram and tonne, and cash operating profits have been calculated on a consistent basis for all periods presented. Changes in cash operating costs, cash cost per ounce, kilogram and tonne, and cash operating profits are affected by operational performance, as well as changes in the currency exchange rate between the Rand and the U.S. Dollar.

Cash operating costs include mine production, transport and refinery costs, general and administrative costs, movement in inventories and ore stockpiles, transfers to and from deferred stripping and royalty payments. In the periods presented, Harmony’s costs within these categories, analyzed by nature, consisted of the following:

	Three months ended
	March 31,	Dec 31,	March 31,	Dec 31
	2003	2002	2003	2002
	Rand		U.S. Dollars
	(in millions)		(in millions)

Mine production costs
Labor costs, including contractors	831	823	99	86
Stores and materials	329	355	39	37
Water and electricity	156	150	19	16
Changes in inventory	(1)	(3)	—	—
Other[1]	310	324	37	33
Cash operating costs	1,625	1,649	194	172

1.	Includes transport and refinery costs, transfers to and from deferred stripping, general and administrative costs and royalties.

Harmony’s management believes that “cost of sales” is the S.A. GAAP measure that is most directly comparable to cash operating costs. Under the method that Harmony uses to calculate cash operating costs, the resulting figure does not differ from the figure that would have been calculated under S.A. GAAP in the periods presented. This is the case for Harmony in the periods presented because all of the costs included in “cost of sales” under S.A. GAAP are also included with the Gold Institute’s definition of cash operating costs, as applied by Harmony. Harmony expects this will continue to be the case in the future; however, if Harmony’s operations were to include substantial operations other than gold mining and related activities, then “cost of sales” under S.A. GAAP would include costs from all operations, while cash operating costs for gold mining and related activities would include only those items that are within the Gold Institute’s definition of cash operating costs.

Key indicators

•	Operations well geared for strong South African Rand

•	Strengthening of local currency has a R125 million adverse impact on cash operating profit

•	Impact of public holidays contributes R142 million to decline in profitability

•	Good cost control results in actual working costs decreasing for 2nd quarter in a row

•	Close out of 614 000 ounces of Australian hedging contracts

•	29 January - issue of 8 000 000 shares for cash raised US$124 million

Financial highlights

	31 March 2003		31 December 2002

Cash operating profit
- Rand	478	million	763	million
- US$	57	million	79	million
Earnings
- Rand	235	million	457	million
- US$	28	million	48	million
Earnings per share
- SA cents per share	130		262
- US cents per share	16		27

	31 March 2003	31 December 2002

Gold produced
- kg	22,211	24,078
- oz	714,096	774,121
Cash costs
- R/kg	73,150	68,500
- $/oz	272	222

* Please see “Cautionary note regarding certain financial measures”.

Chief Executive’s review March 2003

“Whilst the current gold price environment is becoming more challenging with the unexpected strengthening of the South African currency, this is the environment which is similar to that in which Harmony grew substantially. It was during this time, with South African producers’ margins under pressure that the company grew its production base from 580 000 ounces per annum in 1995 to the plus 3,0 million ounces for the current financial year.”

SAFETY REPORT

The previous quarter’s safety performance indicates a delicate balance between ensuring good production practices and long holiday disruptions. To this effect, a risk assessment performed after the holiday season indicates a high correlation between long closure periods and the occurrence of incidents both naturally and behavioural.

Incidents

We regretfully report that during the past quarter, eight employees lost their lives.

The following tabulation reflects the quarter on quarter performance in terms of the key safety indicators:

Indicator/
Frequency rate	Objective	Mar 2003	Dec 2002	% Change

Total injury/accident frequency rate*	—	55.8	55.7	(0.01)
Lost time incidents*	20.0	25.4	23.5	(7.5)
Shifts lost*	340	401	406	1.1
Fall of ground incidents*	6.0	3.4	9.2	63.5
Fatalities*	0.0	0.4	0.3	(28.9)

* Measured in per million man hours worked.

SOME HIGHLIGHTS:

•	Merriespruit 1 achieved 750 000 fatality free shifts on 6 January 2003.

•	Masimong mine achieved 250 000 fatality free shifts on 5 March 2003.

•	Mt Magnet Gold Mill, Admin and Geology departments achieved over 1 100 days LTI free during the quarter.

Harmony review 3rd quarter 2003

STRATEGIC OVERVIEW

The past quarter has been a challenging period with cash operating profit decreasing by 37% or R285 million from R762,6 million to R478,4 million. The company’s performance was severely influenced by:

•	continued strengthening of the SA Rand, increasing from R9,61 to the US Dollar, to R8,37 per US Dollar for the past quarter. This 13% improvement contributed significantly (R125 million) to cash operating profit decreasing quarter on quarter. The SA Rand has subsequently strengthened to below R7,60 to the US Dollar, which, if it continues at these levels, will impact further on the profitability of the company in the June 2003 quarter,

•	the number of public holidays over the Christmas and New Year period. Although the operations managed to maintain recovery grades at similar levels as the previous quarter, the loss of six working days resulted in an 8% reduction in tonnages from underground. This translates into a direct loss of 1 500 kg from underground and an impact of R142 million on revenue. Although the current quarter also has a significant number of holidays, we anticipate the effect to be not so severe.

•	in US Dollar per ounce terms, the gold price was higher at US$352/oz compared to the US$324 for the December 2002 quarter. The strength of our local currency more than negated the benefits from a higher US Dollar gold price.

The performance of the operations is highlighted in the following table:*

			%

	March 2003	Dec 2002	Variance

Production - kg	22 211	24 078	(8)
Production - oz	714 096	774 121	(8)
Revenue - R/kg	94 687	100 171	(5)
Revenue - US$/oz	352	324	9
Cash cost - R/kg	73 150	68 500	(7)
Cash cost - US$/oz	272	222	(23)
Exchange rate R/US$	8,37	9,61	.13

* Please see “Cautionary note regarding certain financial measures”on page 1.

The company achieved a US$80/oz or 23% cash operating profit margin with cash costs of US$272/oz. A profit margin of US$102/oz or 32%, was achieved during the December 2002 quarter. Over the past 3 quarters, the gold price received in SA Rand terms decreased by 11% from R106 463/kg to R94 687/kg.

* Please see “Cautionary note regarding certain financial measures” on page 1.

In R/kg terms costs increased by 7% from R68 500/kg to R73 150/kg. This cost increase can directly be related to the decrease in tonnage from underground, as the overall recovery grade from the combined operations were slightly lower at 3,14g/t.

Actual working costs were a very pleasing 2% lower at R1 625 million compared to the R1 649 million reported previously. Despite the lower tonnage from underground, unit costs in Rand/tonne were lower at R230/tonne, compared to the R235/tonne for December 2002. This is the main short-term measure we have to counter the lower R/kg gold price.

When measured in R/kg terms, the gold price received was 5,5% lower at R94 687/kg to the R100 171/kg received previously.

Harmony review 3rd quarter 2003

After lower taxation in South Africa and the mark to market movement of the hedge positions in Australia, net earnings at R234,7 million was 49% lower than the R456,6 million reported previously. Earnings per share decreased from 262 SA cents to 130 SA cents. Earnings per share for the financial year to date totals 639 SA cents. This compares with the 646 SA cents per share for the same nine month period of the previous year.

The higher US Dollar gold price levels created an opportunity to further restructure the Australian hedge books. As at 31 December 2002, the company’s total commitments within the Australian portfolio totalled 1 608 675 ounces. The outstanding commitments have decreased to 995 000 ounces as at 31 March 2003. The decrease of 613 675 ounces of hedge commitments was achieved with a combination of hedge close-outs and deliveries into existing positions.

Our growth strategy continues

Whilst the current gold price environment is becoming more challenging with the unexpected strengthening of the South African currency, this is the environment which is similar to that in which the company grew substantially. It was during this time, with South African producers’ margins under pressure that the company grew its production base from 580 000 ounces per annum in 1995 to the plus 3,0 million ounces for the current financial year.

Progress on optimising our returns on our company-building acquisitions to date are:

RETURN ON INVESTMENTS AS AT MARCH 2003

	Acquisition	Cash operating
	cost	profit to date*	Payback
Project/Operation	(R’m)	(R’m)	Achieved

Evander – June ‘98	R415	R1 235	10 quarters
Randfontein – Jan ‘00	R750	R1 695	8 quarters
Elandskraal – Mar ‘01	R988	R695	—
Free Gold (50%) – Dec ‘01	R1 350	R1 057	-/+ 8 quarters

* Please see “Cautionary note regarding certain financial measures“on page 1.

Our strategy of growth through acquisitions has left the company in an extremely robust situation, as we have a range of assets in our portfolio. The bulk of our production growth will come from our “steady state” and “under construction” assets. Production growth of 16% is anticipated from the 2,7 million ounces for the past financial year to 3,1 million ounces for the 2002/03 financial year.

Even if we did not do any further acquisitions, the production profile from “steady state” and “under construction” assets will allow for further production growth, peaking at approximately 3,5 million ounces per annum in the 2005/06 financial year.

We are however confident that the projects currently in “feasibility” and “exploration” stages, will also allow for future growth in production. Preparation of feasibility studies on Joel and Phakisa Shaft (Tshepong South Shaft), both part of the 50/50 Free Gold Joint Venture, continues.

Harmony review 3rd quarter 2003

From a production perspective, Harmony remains a South African producer with the bulk of its production coming from this country thereby exposing investors to the volatility of the SA Rand. As much as we now experience the effect of a strengthening SA Rand, Investors in Harmony have leveraged exposure to a weakening Rand as well as a rising US Dollar gold price.

Bidding for Abelle Limited — increasing our Australasian production base

On 26 February 2003 Harmony announced that we had agreed to subscribe for new shares and intended to make a public takeover offer for Australian listed gold producer Abelle Limited. Harmony’s offer of A$0,75 cents for the ordinary shares and A$0,45 cents per option, values the company at A$155 million or US$90 million on a fully diluted basis. 35 000 000 new shares are to be placed with Harmony at a price of A$75 cents per share. This placement, which is subject to Abelle shareholder approval, represents approximately 18% of the company’s share capital. With the inclusion of the 19,95% acquired from the Guinness Peat Group, Harmony had a relevant Interest of 34% in Abelle’s issued share capital on the date of announcement.

As at 24 April 2003, Harmony’s total interest in Abelle was 115 915 732 (71,8%) ordinary shares and 33 014 410 (43,5%) listed options. The offer is now scheduled to close on 30 April 2003.

Harmony has, through this and other investments over the past few years, established access and exposure to world class deposits.

The acquisition of Abelle Limited is in line with our strategy of creating a significant gold production base in Australasia. In addition to our current producing assets, we now have significant interests in three high quality, prospective growth projects in Bendigo, Morobe and Wafi.

Morobe Project Area

A feasibility study completed by Lycopodium of Australia in October 2002, estimates a single open pit mine containing 2,8 million ounces of gold and 48 million ounces of silver. Morobe is capable of producing 300 000 ounces of gold and 4,5 million ounces of silver per annum from a 5 million tonne per annum processing plant for a period of approximately eight years.

Harmony review 3rd quarter 2003

The Morobe ore is free milling and cash operating costs are estimated at US$175/oz.*

Although the feasibility study indicated that capital expenditure of A$275 million would be required to complete the project, we are confident that by applying the “Harmony Way” this estimate will be adjusted downwards substantially.

Wafi Project Area

Abelle also owns the Wafi Project situated 60 km to the east of Morobe.

The project is in an advanced exploration stage, with a further phase of 5 000 m of diamond drilling underway.

Wafi consists of two large orebodies, approximately 1 km apart. One is a substantial porphyry copper-gold deposit. The other is a significant gold discovery open on strike and dip.

Papua New Guinea (PNG) has in the recent past been a challenging environment in which to operate. However this area of excellent geological endowment hosts some of the world’s largest and most profitable operating mines such as Porgera (Placer Dome) and Lihir (Rio Tinto). We are enthusiastic about the fiscal and political developments in PNG and believe that the region will continue to hold its place as one of the world’s most important gold mining regions.

* Please see “Cautionary note regarding certain financial measures” on page 1.

Harmony review 3rd quarter 2003

ROYALTY BILL

On 20 March 2003, the South African Government released the draft Mineral and Petroleum Royalty Bill.

The Royalty Bill proposes to impose a royalty charge of 3% on revenue to holders of gold mineral rights in South Africa. The purpose of the Bill being that the country is entitled to a consideration/royalty for the extraction of its non-renewable mineral resources. The Bill has been submitted for public comment until 30 April 2003, where after it will be referred back to parliament.

We are of the opinion that any royalty imposed will impact significantly on our financial results and the cost of mining in South Africa.

In our submission to the Treasury Department we have highlighted the following points:-

•	the current proposed royalty is too high and it will significantly impact on Harmony’s profitability,

•	it unfairly penalises lower grade and lower margin operations (most of Harmony’s operations fall into these categories),

•	it will result in an increase in costs,

•	it will have a negative impact on the pay limits and cut-offs, thus impacting on the mineable reserves resulting in the reduction of the life of the operations, which in turn will lead to the loss of jobs,

•	it will dampen the drive in organic growth, greenfield and brownfield projects, and will have a significant impact on the viability of new projects. It will severely affect the cash flows, which will make a significant impact especially in the early stages of the project.

•	it has a greater negative impact at lower gold prices (Rand/kilogram),

•	the other great impact is that it will unfairly penalise the operations that decide to commence immediately with the conversion of mineral rights, from old order rights to new order rights, instead of waiting for 5 years to convert, and

•	it will negatively impact on the financing of BEE participation in operations and/or projects

Although the royalty in isolation is already high compared to other gold producing countries in the world, any attempt to introduce a new cost without changing the tax regime of the industry will result in higher costs to companies. As a concerned custodian of our shareholders’ investment, we have submitted our comments to both the Treasury Department and the Department of Minerals and Energy.

The impact of the proposed Royalty Bill on the previously announced mining projects is as follows:-

EFFECT OF 3% ROYALTY BILL

Project		Pre-royalty bill	Post-royalty bill

Doornkop South Reef	NPV	R876m	R802m
	IRR	48%	44%
	NPV	R765m	R716m
Tshepong Decline	IRR	51%	47%
	NPV	R120m	R100m
Nyala Shaft	IRR	46%	44%
Elandsrand Shaft	NPV	R1 406m	R1 304m
Deepening	IRR	33%	32%

Due to the robustness of the Net Present Values (NPV’s) and Internal Rates of Return (IRR’s), the future of none of the projects is threatened. The impact on the returns to our shareholders is however severe with a reduction of R245 million in NPV. This can be translated into 134 SA cents per share value reduction.

When adjudicating projects or acquisition opportunities, the company has always assured a conservative approach in the evaluation thereof. Using a real discount rate of between 7% and 10%, the projects will deliver returns way in excess of our WACC of approximately 16%.

A gold price of R95 000/kg was used in the evaluation of the above projects. We do not believe that we need to change the long-term gold price expectation to below R95 000/kg. Work on the projects will continue and ensure the future production growth of Harmony.

Harmony review 3rd quarter 2003

Both the Joel and Phakisa projects are severely impacted upon by the new royalties and a decision to proceed or not will be postponed until the Royalty Bill is finalised.

STRATEGIC INVESTMENTS

i. Bendigo

The 32% stake which Harmony acquired on 14 December 2001, at a cash cost of A$50 million, is currently valued at A$61 million.

The major activities over the 2002/2003 evaluation programme includes the development of a production size decline to access several ore bodies that had previously been defined by drilling, and to mine and process approximately 60 000 tonnes of ore. The objective being to establish orebody shapes, grades and to determine metallurgical processing parameters.

In a briefing on 25 February 2003, the management of Bendigo indicated that the Swan Decline had reached a depth of 770 m below surface, and had accessed the first four reefs. A further 5 reefs are to be evaluated in the next six months.

Management is refining a conceptual plan which indicates a three stage buildup to full production over four to five years. Subject to the successful establishment of reserves during the bulk sampling and evaluation programme, the plan envisages the following stages;

• Stage 1 – 300 000 tonnes per annum to produce approximately 100 000 ounces per annum. Capital of A$30 to A$40 million is required to start-up the mine plan.

• Stage 2 – after a two to three year period, production is anticipated to increase to 250 000 ounces for two years.

• Stage 3 – production increasing to 500 000 ounce per annum.

Total funding requirement is estimated to be approximately A$100 million. At a production rate of 500 000 ounces per annum, and assuming confirmation of the grades in the conceptual plan, cash costs of approximately A$200/oz is planned. Maintenance operating capital costs are estimated at A$50/oz.*

ii.	Highland Gold Limited

The company’s investment of US$26,4 million for a 31% stake in Highland Gold is currently valued at US$112 million.

For the 2002 financial year, Highland Gold produced 178 000 ounces at cash and total costs of US$145/oz and US$179/oz respectively. For the quarter ending March 2003, the company produced 41 000 ounces at cash and total costs of US$188/oz and US$218/oz respectively.*

Highland Gold is pursuing a strategy of acquiring new opportunities in Russia.

iii.	High River Gold Mines Limited

The company’s 21% interest acquired on 21 November 2002, at a cash cost of US$14,5 million, is currently valued at US$20,8 million.

Although being diluted through a placement of shares by High River Gold, we are evaluating areas of possible co-operation with the current management.

iv.	Crystallising our stake in Placer Dome

On 30 January 2003 the company announced that we had disposed of our 1,9% shareholding or 7 586 424 shares in Placer Dome. This investment, which was classified as non-core, was sold at an average price of US$11,52 per share, realising some US$87 million.

The proceeds from the investment, originally made in Goldfields Limited of Australia, at a cost of R225 million, has been used to strengthen the company’s balance sheet as we continue with our strategy of growth.

v.	Kalplats (Kalahari Platinum) - positive pilot plant tests

The pilot plant testwork on the Kalplats bulk sample has been completed. The 500 tonne sample was collected at a depth of 40m below surface across the 20m width of the Main Reef in the Crater Deposit at a head grade of 3.0g/t PGM. Recoveries of 73-75% with concentrate grades above 100 g/t PGM were achieved with the two-stage mill float circuit.

                         * Please see “Cautionary note regarding certain financial measures“on page 1.

                         Harmony review 3rd quarter 2003

Of particular significance is that a 60% recovery was achieved from the primary mill-float. This is an exciting option for a lower risk phased start up with significantly reduced capital and operating costs. Kalplats has advanced to the full feasibility study stage which should be completed by the end of 2003. R4,0 million was spent on the project during the quarter.

SOCIAL PLAN

On 19 March 2003, Harmony and the National Union of Mineworkers (NUM) signed an agreement on the company’s Social Plan Framework. We are the first South African mining company to sign an agreement of this nature. As soon as legislation is finalised the company will establish a Social Plan Fund with a contribution of R15 million, and an undertaking to contribute a further amount of R35 million over a 10 year period.

The agreement calls for the establishment of Future Forums at all our operations, which will liaise with both local and national government to formulate and implement integrated development plans for the communities surrounding our operations. Areas from which our labour is sourced will also be included in the Future Forums.

Harmony has also pledged its commitment to the development of its workforce and to the necessary skills transfer processes, as per the Social Plan Regulations. The company also actively participates in a management/labour partnership which incorporates strong community involvement.

COMPETITION COMMISSION COMPLAINT AGAINST ISCOR

The complaints against Iscor by mainly Harmony and other interested parties refer to excessive pricing of steel products in South Africa and are based on the argument that import parity amounts to excessive pricing.

The criteria for excessive pricing being that the company charging these prices needs to be in a dominant position as supplier. We believe that Iscor is dominant in South Africa and therefore is guilty of excessive pricing. They claim, however that they are not dominant internationally and therefore cannot be guilty of excessive pricing.

The whole pricing structure from Iscor and other steel suppliers is distorted by the widespread use of tariffs and subsidies. Comparable pricing is therefor difficult.

Import parity pricing is applicable where a company sells a product to a local consumer at the price at which it would cost to import that product, including all other expenses that would have been incurred, i.e. tariffs, transport costs, etc. The situation is that the consumer gets charged costs which not even the supplier has incurred which results in excessive pricing and in the case of the supplier, excessive profits.

Although the SA Rand has appreciated more than 40% over the past year, prices charged by Iscor have only been decreased by 0,8%.

We believe that the pricing structure is unfair and has resulted in unnecessary cost increases in various areas of our industry. Most administrative costs in South Africa are increasing at a rate significantly higher than the government’s stated inflation target rate. Controlling working costs has always been our area of expertise and we will continue to focus and highlight anomalies such as these.

QUARTERLY OPERATIONAL REVIEW

A quarter on quarter cash operating profit analysis of the various operations is as follows:

TOTAL CASH OPERATING PROFIT (R’MILLION)*

			Variance

Operations	Mar 2003	Dec 2002	(R’million)

Free State	53	117	(64)
Evander	45	87	(43)
Randfontein	105	180	(75)
Elandskraal	44	70	(26)
Kalgold	21	17	4
Australian Operations	69	92	(23)

Sub-total	337	564	(227)

Free Gold (50%)	141	199	(58)

Total	478	763	(285)

* Please see “Cautionary note regarding certain financial measures“on page 1.

Harmony review 3rd quarter 2003

Free State Operations - steady operational performance

The Free State operations reported a 55% decrease in cash operating profits from R117 million to R53 million. Underground tonnage was 3% lower at 1 025 000 tonnes. At a slightly lower recovery grade of 4,20 g/t compared to the 4,28 g/t of the previous quarter, underground production was 4% lower at 4 306 kg.

Working cost expenditure of R367,4 million was well contained at R8,3 million or 2% lower. Due to the lower tonnage, costs in R/tonne and US$/oz terms increased to R345/tonne and US$305/oz respectively.*

These operations were also affected by the approximate R20 million per quarter SA Rand hedge benefit which was put in place some 15 months ago and which came to an end during the December 2002 quarter.

The Masimong Expansion Project is progressing well. Although these operations were also affected by the impact of the public holidays, increased efficiencies resulted in only a 2% reduction in underground tonnage. Recovery grades were higher at 5,48 g/t compared to the 5,06 g/t of the previous quarter. Resultant gold recovered was 88 kg higher at 1 469 kg. Working costs decreased spectacularly by 16% from R75 300/kg to R63 320/kg. We anticipate this shaft to continue to deliver operational performance of this standard as they progress in the delivery of this important growth project.

Evander Operations - grade recovery continues

Cash operating profits at Evander decreased by 49% from R87 million to R45 million.*

The impact of the public holidays were most evident at Evander with underground tonnage being 10% or 55 000 tonnes lower at 471 000 tonnes. At a higher underground recovery grade of 5,5 g/t, gold recovery was 8% lower at 2 589 kg compared to 2 804 kg for the December 2002 quarter.

Working costs were R3,8 million higher at R200,6 million which, due to the lower tonnage, resulted in higher unit costs. In R/kg terms, working costs increased by 11% from R69 289/kg to R76 878/kg.

* Please see “Cautionary note regarding certain financial measures”on page 1.

The operational performance of Evander 8 Shaft continues to improve satisfactorily when measured on a quarter on quarter basis. Underground tonnage is returning back to levels of 60 000 tonnes per month whilst the grade is showing similar improvement to recovery grades of 6,0 g/t. With Evander 8 Shaft performing at these levels, the overall production results from Evander are expected to return to the levels achieved before the seismic event of some nine months ago.

Randfontein Operations - a tough quarter

The Randfontein operations reported a R75 million or 41% decrease in cash operating profits.* This was mainly due to a combination of lower tonnages from underground and lower recovery grades. Underground tonnage decreased by 10% or 78 000 tonnes to 690 000 tonnes. Underground recovery grades were 0,38 g/t or 8% lower at 4,68 g/t compared to the 5,06 g/t reported previously.

Although surface tonnages and grades increased quarter on quarter, total gold recovered was 15% or 626 kg lower at 3569 kg.

Total working costs of R229,2 million was R11,4 million lower than the R240,6 million for the December 2002 quarter. The benefit of a high variable cost structure resulted in the operations reporting cost of R190/tonne, which is similar to the unit costs achieved during the previous quarter. Due to lower recovery grades, working costs in R/kg terms increased by 13% from R56 562/kg to R65 112/kg.

As in the case of the Evander operations, these operations should report increased tonnages at higher recovery grades for the June 2003 quarter.

Expenditure on the recently announced Doornkop South Reef Project started with commitments to date totalling R16,6 million of which an amount of R12,7 million is expected to be spent by June 2003.

Activities to date have been focussed on mobilising the contractors for shaft sinking, procurement of major components to increase hoisting capacity in the Sub Vertical Shaft and equipment required for development to open up the orebody for mining.

Elandskraal Operations - improved infrastructure and flexibility

These operations experienced a R26 million or 37% decrease in cash operating profits, decreasing from R70 million to R44 million.* Over and above the effect of the public holidays and strengthening of the SA Rand, these operations experienced problems with the current shaft orepass system.

* Please see “Cautionary note regarding certain financial measures“on page 1.

Harmony review 3rd quarter 2003

The sub shaft orepass system comprises two reef and one waste orepass from 73 to 98 levels. These orepasses were not lined previously, and as a result of the depth they have scaled considerably with time.

The reef orepasses started to hang up regularly due to scaling in mid 2000 but were temporarily rectified. Since October 2002 more serious delays started to occur and a decision was taken to rehabilitate one of the orepasses at a cost of R3.0 million. This is now in progress, hence one orepass is unavailable. The rehabilitation of this orepass is expected to be completed by July 2003.

At the beginning of January 2003 the remaining reef orepass deteriorated further with scaling causing severe obstructions in the orepass. This backed up all the way into the stopes causing full stope boxes. Ore backed up in the 92 – 95 level orepass totals approximately 6000 tonnes.

At the end of February 2003 a decision was taken to stop using the remaining reef orepass and to temporarily mix the reef and waste, as the scaling was not as problematic in the waste orepass system. This is still the system in use and it does not appear to have any scaling problems at present. However due to the loading arrangements this orepass system could only deliver ore to one of the two ore hoists only on the sub shaft, which severely affected the hoisting capacity. Hoisting was done with one hoist for approximately two months, whilst changes were being made on the belt level. Both hoists are now able to hoist ore.

The orepass was originally a 3,0 m diameter raisebore hole but has now scaled to an ellipse measuring 30 m x 19 m at the worst section.

Actual production loss experienced is estimated at approximately 15 000 tons for the months of January and February and 6 000 for March 2003.

Underground tonnage was 5% or 22 000 tonnes lower at 457 000 tonnes. Underground recovery grades were marginally lower at 5,92 g/t compared to the 6,0 g/t reported previously. Total gold recovered of 2 868 kg was 6% lower.

Total working costs were 4% or R9,3 million lower at R224,6 million. These operations reported an excellent reduction of 12% in cost in R/tonne terms, decreasing from R322/tonne to R283/tonne. In R/kg terms costs increased by only 2% from R77 046/kg to R79 152/kg.

The benefits from a development programme to improve the flexibility at Elandsrand will deliver increased tonnages and grade over a period of six months.

Deelkraal, which has been suffering from the lack of face availability, have holed two new raises in March. These will be available for mining within the next two months. A third raise line is expected to hole during May 2003.

Kalgold – installation of third mill completed

The Kalgold operations reported a 6% reduction in tonnage, decreasing from 267 000 tonnes to 250 00 tonnes. At a lower recovery grade of 2,27 g/t gold recovery was 8% lower at 568 kg.

Working costs were well controlled with a 27% or R11,9 million reduction to R32,2 million. This allowed these operations to retain similar costs in R/kg terms of R56 722/kg. In R/tonne terms, working costs decreased by 22% from R165/tonne to R129/tonne.

The project to increase the milling capacity at Kalgold by 50 000 tonnes per month to 130 000 tonnes, has been completed with the construction of the third mill. Lower grade tonnage, available from a 1,1 million tonne stockpile, will be treated resulting in gold recovered planned to increase from 189 kg to approximately 260 kg per month. The average overall feed grade to the plant is expected to decrease from 2,5 g/t to 2,2 g/t.

Free Gold Joint Venture – Tshepong and Joel deliver good performances

The Free Gold Joint Venture operations reported a 29% or R58 million reduction in cash operating profit on a 50% attributable basis, down from R199 million to R141 million for the March 2003 quarter.

Underground tonnage decreased by 6% or 34 000 tonnes to 581 000 tonnes. Underground recovery grade was marginally lower at 6,97 g/t compared to the 7,04 g/t reported previously. Underground gold recovery at 4 052 kg was 6% lower.

The benefit of a 165 000 tonne increase in surface tonnage milled at a higher recovery grade of 0,62 g/t resulted in a total gold recovery of 4 472 kg, which was 3% or 159 kg less than the 4 631 kg reported for the December 2002 quarter.

Whilst Working costs in R/kg terms increased by 11% to R62 545/kg, working costs in R/tonne terms decreased by 4% to R223/tonne. At US$232/oz the Free Gold operations remain the most profitable assets in our portfolio.

Harmony review 3rd quarter 2003

Tshepong shaft continues to deliver world class performance with gold recovered, increasing by 3% to 3 392 kgs. Although tonnage was 6% lower, the recovery grade at the operations increased to 8,35 g/t from 7,62 g/t. In R/kg terms costs at this shaft decreased from R47 760 /kg to R45 561/kg.

Whilst Joel continues to deliver steady operational performance, encouraging development results are being achieved in the North Shaft ore reserve area. This bodes well for the shaft’s future production programme as an increase in ore reserves could result in either an extension of mining operations or increased production in the medium term.

St. Helena, assets acquired from Gold Fields Limited on 29 October 2002, delivered a poor performance with cash operating costs of R134 435/kg. The increase in working costs was mainly the result of costs incorrectly allocated at the time of acquiring the assets.* Management have however realised the need to restructure the operations for profitability and their focus on reducing working costs will deliver benefits in the forthcoming reporting period.

Australian Operations - our focus directed at profitable ounces on total cost basis

Our Australian production units, in aggregate, had a weak quarter with a range of production problems and incidents at the various sites each contributing to the overall result. The combined operations produced a total of 117 028 ounces of gold at a working cost of US$297/oz.

Mt Magnet’s quarterly production decreased to 40 484 ounces. The most serious production problems arose at our Hill 50 mine where a series of rockfall incidents starting in February blocked the main ventilation raises near the bottom of the mine. These incidents not only affected all of the high grade production stopes for the whole of the month of March, but also revealed the need for a redesign of the stope configurations and the positioning of the ventilation systems at the deeper levels of the mine. This will adversely affect the production levels and overall costs at this high grade mine for several months until the issues are rectified.

The Star underground mine and the open pits took up a significant portion of the tonnage shortfall but could not fully make up for the gold production shortfall from this high grade source.

* Please see “Cautionary note regarding certain financial measures”on page 1.

Excellent exploration results continued to be received from underground extensions to the Watertank Hill area at Mt Magnet where the size of this high-grade discovery continues to grow. Drilling is continuing.

South Kal Mines had a better quarter on production volumes (45 718 ounces). Good tonnage, costs and development rates were achieved from the Mt Marion underground mine. Open pit operations did not live up to grade expectations, and high maintenance costs in the mills adversely influenced processing costs.

A study to assess the economics of developing a “mega pit” to access beneath the combined Jubilee and Hampton-Boulder open pits was completed. This project needs a gold price in excess of A$600/oz (US$360/oz) to provide an acceptable return on investment and will therefore not be developed at this time.

Big Bell, which is in “harvest mode”, produced 30 825 ounces, and again managed to reduce its overall cost structure, producing gold at close to the prevailing spot price.

The operational issues referred to above combined with the lower US Dollar gold price and stronger Australian Dollar are affecting the operating margins at all our existing Australian operations. There will be an ongoing need for capital to explore and develop replacements for the existing short life projects. Our focus will however be on restricting mining activities to only those areas which will produce profitable ounces on a total cost basis.

Consistent with this approach, we have together with our Joint Venture partners, Northern Gold NL, suspended the commissioning schedule of the Brocks Creek project in the Northern Territories postponing full development of this project to a time when higher Australian Dollar gold prices prevail.

Harmony review 3rd quarter 2003

The reduction in hedge agreements, dealt with elsewhere in this report, will accommodate the planned future lower levels of production from our Australian operations.

Capital Expenditure

	Actual	Forecast
	March 2003	June 2003
Free State	31	30
Evander	26	25
Randfontein	9	22
Elandskraal	26	27
Kalgold	17	4
Free Gold (50%)	12	10
Australian Operations	63	35

Total	184	153

Operating and Financial Results (Rand/metric)

		Free	Free			Rand-	Rand-
		State	State	Evander	Evander	fontein	fontein
		U/g	Surface	U/g	Surface	U/g	Surface

Ore milled - t’000	Mar-03	1 025	290	471	52	690	514
	Dec-02	1 053	332	526	44	768	498
Gold produced - kg	Mar-03	4 306	165	2 589	34	3 229	340
	Dec-02	4 507	233	2 804	33	3 887	308
Yield – g/t	Mar-03	4,20	0,57	5,50	0,65	4,68	0,66
	Dec-02	4,28	0,70	5,33	0,75	5,06	0,62
Cash operating costs	Mar-03	82 117	83 164	76 878	46 265	65 112	55 676
– R/kg	Dec-02	78 708	89 742	69 289	75 394	56 562	67 295
Cash operating costs	Mar-03	345	47	423	30	305	37
– R/tonne	Dec-02	337	63	369	57	286	42
Working revenue	Mar-03	404 873	15 485	242 726	2 713	302 448	32 031
(R’000)	Dec-02	468 760	23 430	280 987	3 280	389 511	30 810
Cash operating costs	Mar-03	353 597	13 722	199 036	1 573	210 246	18 930
(R’000)	Dec-02	354 738	20 910	194 285	2 488	219 855	20 727
Cash operating profit	Mar-03	51 276	1 763	43 690	1 140	92 202	13 101
(R’000)	Dec-02	114 022	2 520	86 702	792	169 656	10 083

[Additional columns below]

[Continued from above table, first column(s) repeated]

		Elands-	Elands-		Free Gold	Free Gold	Australian
		kraal	kraal	Kalgold	(50%)	(50%)	Operations
		U/g	Surface	Opencast	U/g	Surface	Total	Total

Ore milled - t’000	Mar-03	457	337	250	581	674	1 729	7 070
	Dec-02	479	248	267	615	509	1 676	7 015
Gold produced - kg	Mar-03	2 707	161	568	4 052	420	3 640	22 211
	Dec-02	2 876	161	617	4 331	300	4 021	24 078
Yield – g/t	Mar-03	5,92	0,48	2,27	6,97	0,62	2,11	3,14
	Dec-02	6,00	0,65	2,31	7,04	0,59	2,40	3,43
Cash operating costs	Mar-03	79 152	64 404	56 722	62 670	61 338	79 967	73 150
– R/kg	Dec-02	77 890	61 963	71 580	56 498	58 930	73 565	68 500
Cash operating costs	Mar-03	469	31	129	437	38	168	230
– R/tonne	Dec-02	468	40	165	398	35	176	235
Working revenue	Mar-03	253 332	15 364	53 098	381 314	39 481	360 223	2 103 088
(R’000)	Dec-02	288 207	16 026	61 365	431 632	29 785	388 129	2 411 922
Cash operating costs	Mar-03	214 264	10 369	32 218	253 940	25 762	291 079	1 624 736
(R’000)	Dec-02	224 013	9 976	44 165	244 692	17 679	295 804	1 649 332
Cash operating profit	Mar-03	39 068	4 995	20 880	127 374	13 719	69 144	478 352
(R’000)	Dec-02	64 194	6 050	17 200	186 940	12 106	92 325	762 590

Prepared in accordance with International Accounting Standards except for cash operating costs and cash operating profit. Please see “Cautionary note regarding certain financial measures” on page 1.

Total Operations – quarterly financial results (Rand/metric) (unaudited)

	Quarter	Quarter
	ended	ended
	31 March	31 December
	2003	2002

Ore milled – t’000	7 070	7 015
Gold produced – kg	22 211	24 078
Gold price received – R / kg	94 687	100 171
Cash operating costs – R / kg	73 150	68 500

	R million	R million
Gold sales	2 103	2 412
Cash operating costs	1 625	1 649

Cash operating profit	478	763
Income from associates	24	—
Amortisation	(132)	(121)
Mark to market of financial instruments	133	12
Rehabilitation cost provision	(13)	(11)
Employment termination costs	(8)	(15)
Other income – net	40	53
Interest paid	(63)	(60)
Corporate, marketing and new business expenditure	(32)	(30)
Exploration expenditure	(23)	(27)
Foreign exchange loss	(49)	—
Mark to Market of listed investments	(17)	105

Profit before taxation	338	669
South African normal taxation
– Current tax	(30)	(87)
– Deferred tax	(73)	(125)

Net earnings	235	457

Adjustments:
– Profit on sale of property, plant and equipment	(7)	(11)

Headline earnings	228	446

Earnings per share – cents *
– Basic earnings	130	262
– Headline earnings	126	255
– Fully diluted earnings **	129	257
Dividends per share – (cents)	—	125

Prepared in accordance with International Accounting Standards except for cash operating costs and cash operating profit. Please see “Cautionary note regarding certain financial measures” on page 1.

*	Calculated on weighted number of shares in issue at quarter end March 2003: 180.6 million (December 2002: 174.4 million)

**	Calculated on weighted average number of diluted shares in issue at quarter end March 2003:
182.5million (December 2002: 177.4 million)

Abridged balance sheet (Rand) (unaudited)

	At	At
	31 March	31 December
	2003	2002
	R million	R million

Employment of capital
Mining assets after amortisation	8 986	8 945
Investments	1 375	1 409
Net current (liabilities)/assets (excluding cash)	(514)	(431)
Short-term investments
– Placer Dome	—	723
Cash	3 128	1 439

Total Assets	12 975	12 085

Capital employed
Shareholders’ equity	8 932	7 863
Loans	2 015	2 009
Long-term provisions	686	698
Unrealised hedging loss	491	736
Deferred tax	851	779

Total equity and liabilities	12 975	12 085

Prepared in accordance with International Accounting Standards.

Basis of Accounting

The unaudited results for the quarter and the 6 months have been prepared on the International Accounting Standards basis. The accounting policies are consistent with those applied in the previous financial year. Please see “Cautionary note regarding certain financial measures” on page 1.

Issued share capital: 184.2 million ordinary shares of 50 cents each.

(December 2002: 174.6 million)

Harmony review 3rd quarter 2003

Operating and financial results (US$/imperial)

		Free	Free			Rand-	Rand-
		State	State	Evander	Evander	fontein	fontein
		U/g	Surface	U/g	Surface	U/g	Surface

Ore milled – t’000	Mar-03	1 130	320	519	57	761	567
	Dec-02	1 161	366	580	49	847	549
Gold Produced – oz	Mar-03	138 440	5 305	83 238	1 093	103 814	10 931
	Dec-02	144 903	7 491	90 150	1 061	124 969	9 902
Yield – oz/ton	Mar-03	0.123	0.017	0.160	0.019	0.136	0.019
	Dec-02	0.125	0.020	0.155	0.022	0.148	0.018
Cash Operating Costs – $/oz	Mar-03	305	309	286	172	242	207
	Dec-02	255	290	224	244	183	218
Cash Operating Costs – $/t	Mar-03	37	5	46	3	33	4
	Dec-02	32	6	35	5	27	4
Working Revenue ($’000)	Mar-03	48 372	1 850	29 000	324	36 135	3 827
	Dec-02	48 778	2 438	29 239	341	40 532	3 206
Cash Operating Costs ($’000)	Mar-03	42 246	1 639	23 780	188	25 119	2 262
	Dec-02	36 913	2 176	20 217	259	22 878	2 157
Cash Operating Profit ($’000)	Mar-03	6 126	211	5 220	136	11 016	1 565
	Dec-02	11 865	262	9 022	82	17 654	1 049

[Additional columns below]

[Continued from above table, first column(s) repeated]

		Elands-	Elands-	Kalgold	Free Gold	Free Gold	Australian
		kraal	kraal	Open-	(50%)	(50%)	Operations
		U/g	Surface	cast	U/g	Surface	Total	Total

Ore milled – t’000	Mar-03	504	372	276	641	743	1 907	7 797
	Dec-02	528	273	294	678	561	1 848	7 734
Gold Produced – oz	Mar-03	87 032	5 176	18 262	130 274	13 503	117 028	714 096
	Dec-02	92 465	5 176	19 837	139 244	9 645	129 278	774 121
Yield – oz/ton	Mar-03	0.173	0.014	0.066	0.203	0.018	0.061	0.092
	Dec-02	0.175	0.019	0.067	0.205	0.017	0.070	0.100
Cash Operating Costs – $/oz	Mar-03	294	239	211	233	228	297	272
	Dec-02	252	201	232	183	191	238	222
Cash Operating Costs – $/t	Mar-03	51	3	14	47	4	18	25
	Dec-02	44	4	16	38	3	17	22
Working Revenue ($’000)	Mar-03	30 267	1 836	6 344	45 557	4 717	43 037	251 266
	Dec-02	29 990	1 668	6 386	44 915	3 099	40 388	250 980
Cash Operating Costs ($’000)	Mar-03	25 599	1 239	3 849	30 339	3 078	34 776	194 114
	Dec-02	23 310	1 038	4 596	25 462	1 840	30 781	171 627
Cash Operating Profit ($’000)	Mar-03	4 668	597	2 495	15 218	1 639	8 261	57 152
	Dec-02	6 680	630	1 790	19 453	1 259	9 607	79 353

Prepared in accordance with International Accounting Standards except for cash operating costs and cash operating profit. Please see “Cautionary note regarding certain financial measures” on page 1.

Total Operations – quarterly financial results (US$/imperial)

	Quarter	Quarter
	ended	ended
	31 March	31 December
	2003	2002

Ore milled – t’000	7 797	7 734
Gold produced – oz	714 096	774 121
Gold price received – $ / oz	352	324
Cash operating costs – $ / oz	272	222

	$million	$million
Gold sales	251	251
Cash operating costs	194	172

Cash operating profit	57	79
Income from associates	3
Amortisation	(16)	(13)
Mark to market of financial instruments	16	1
Rehabilitation cost provision	(2)	(1)
Employment termination costs	(1)	(2)
Other income – net	5	6
Interest paid	(8)	(6)
Corporate, marketing and new business expenditure	(3)	(3)
Exploration expenditure	(3)	(3)
Foreign exchange loss	(6)	—
Mark to Market of listed investments	(2)	11

Profit before taxation	40	69
South African normal taxation
– Current tax	(3)	(9)
– Deferred tax	(9)	(13)

Net earnings	28	47

Adjustments:
– Profit on sale of property, plant and equipment	(1)	(1)

Headline earnings	27	46
Earnings per share – cents *
– Earnings	15.5	27.2
– Headline earnings	15.1	26.6
– Fully diluted earnings **	15.4	26.8
Dividends per share – (cents)	—	15.4

Prepared in accordance with International Accounting Standards except for cash operating costs and cash operating profit. Please see “Cautionary note regarding certain financial measures” on page 1.

Currency conversion rates average for the quarter: March 2003: US$1= R8.37

(December 2002: US$1=R9.61)

*	Calculated on weighted number of shares in issue at quarter end March 2003: 180.6 million (December 2002: 174.4 million)

**	Calculated on weighted average number of diluted shares in issue at quarter end March 2003: 182.5 million (December 2002: 177.4 million)

Harmony review 3rd quarter 2003

Abridged balance sheet (US$)

	At	At
	31 March	31 December
	2003	2002
	US$ million	US$ million

Employment of capital
Mining assets after amortisation	1 119	1 046
Investments	171	165
Net current (liabilities)/assets (excluding cash)	(64)	(50)
Short-term investments – Placer Dome	—	85
Cash	390	168
Total assets	1 616	1 414

Capital employed
Shareholders’ equity	1 112	920
Loans	251	235
Long-term provisions	86	82
Unrealised hedging loss	61	86
Deferred tax	106	91
Total equity and liabilities	1 616	1 414

Prepared in accordance with International Accounting Standards.

Issued share capital: 184.2 million ordinary shares of 50 cents each. (December 2002: 174.6 million)

Currency converted at closing rate: March 2003: US$1=R8.03 (December 2002: US$1=R8.55)

Condensed statement of changes in shareholders’ equity (unaudited)

	At	At	At	At
	31 March	31 March	31 March	31 March
	2003	2002	2003	2002
	R million	R million	US$ million	US$ million

Balance as at the beginning of the financial year	7 963	4 594	992	404
Currency translation adjustment and other	(489)	57	(61)	5
Issue of share capital	1 305	590	162	52
Net earnings	1 118	1 023	139	90
Dividends paid	(965)	(119)	(120)	(10)

Balance as at the end of March	8 932	6 145	1 112	541

Prepared in accordance with International Accounting Standards.

Harmony review 3rd quarter 2003

Abridged cash flow statements (unaudited)

9 Months	9 Months		9 Months	9 Months
ended	ended		ended	ended
31 March	31 March		31 March	31 March
2002	2003		2003	2002
US$ million	US$ million		R million	R million

98	177	Cash flow from operating activities	1 687	980
(201)	(24)	Cash utilised in investing activities	(228)	(2 005)
133	24	Cash flow from financing activities	228	1 332
(46)	74	Translation adjustment	—	—
		(Decrease)/Increase in cash and
(16)	251	equivalents	1 687	307
144	139	Opening cash and equivalents	1 441	1 159
128	390	Closing cash and equivalents	3 128	1 466

Prepared in accordance with International Accounting Standards.

Operating activities translated at average rates of:	March 2003: US$1 = R9.52 (March 2002: US$1 = R10.00)

Closing balance translated at closing rates of:	March 2003: US$1 = R8.03 (March 2002: US$1 = R11.38)

Group’s commodity, currency, interest and lease rate contracts at 31 March 2003

	Maturity schedule for the years

AUS Dollar (A$) Gold	2003	2004	2005	2006	2007	2008	2009	Total

Forward sales agreements
Ounces	—	100 000	175 000	108 000	147 000	100 000	100 000	730 000
A$/ounce	—	513	513	510	515	518	518	514
Sold call options
Ounces	—	95 000	130 000	40 000	—	—	—	265 000
A$/ounce	—	540	512	552	—	—	—	528

Total	—	195 000	305 000	148 000	147,000	100 000	100 000	995,000

Close out of gold hedge contracts

During the quarter 614 000 ounces of gold contracts were closed. The outstanding contracts are now treated as speculative and the mark-to-market movement will be reflected in the income statement.

The mark-to-market of these contracts was a negative R422 million (US$53 million) as at 31 March 2003, based on the independent valuations. The value was based on a gold price of US$329 (A$ 549) per ounce, exchange rates of US$ / R8.03 and A$ / US$ 0.60 and prevailing market interest rates at the time.

Interest rate swap

The Group has interest rate swap agreements to convert R600 million of its R1.2 billion fixed rate bond to variable rate debt. The interest rate swap runs over the term of the bond, interest is received at a fixed rate of 13% and the company pays a floating rate based on JIBAR plus a spread ranging from 1.8% to 2.2%.

The mark-to-market value of the transaction making up the positions was a positive R10 million (US$1.3 million) as at 31 March 2003, the value was based on an exchange rate of US$ / R8.03 and the prevailing interest rates and volatilities at the time.

Gold lease rates

The Group holds certain gold lease rate swaps, of which the mark-to-market of these contracts was a negative R22 million (US$3 million) as at 31 March 2003, based on valuations provided by independent treasury and risk management experts.

ZB Swanepoel	F Abbott
Chief Executive	Financial Director

Virginia
25 April 2003

Harmony review 3rd quarter 2003

Development results (metric)

			Channel	Channel
	Reef	Sampled	width	value	Gold
	meters	meters	(cm’s)	(g/t)	(cmg/t)

Randfontein
VCR Reef	1 086	1 008	71	18,30	1 295
UE1A	2 284	2 075	111	10,85	1 207
E8 Reef	411,1	349,4	117	4,15	486
Kimberley Reef	229,5	146,2	189	3,96	749
South Reef	23,9	20	56	24,93	1 396
All Reefs	4 011	3 579	104	11,03	1 143
Free State
Basal	1 990	1 484	79	11,25	889
Leader	1 231	1 032	170	4,84	823
A Reef	467	498	138	3,95	545
Middle	410	324	265	3,75	994
B Reef	528	503	61	13,64	832
All Reefs	4 626	3 841	124	6,65	828
EVANDER
Kimberley Reef	2 178	1 992	68	15,07	1 025
Elandskraal
VCR Reef	641	891	80	13,14	1 046
Free Gold (JV)
Basal	4 242	3 695	57	15,42	886
Leader				00,00
All Reefs	4 242	3 694,5	57	15,42	886

Development results (imperial)

			Channel	Channel
	Reef	Sampled	width	value	Gold
	feet	feet	(inches)	(oz/t)	(in.ozt)

Randfontein
VCR Reef	3 563	3 307	28	0,531	15
UE1A	7 495	6 807	44	0,318	14
E8 Reef	1 349	1 146	46	0,130	6
Kimberley Reef	753	480	74	0,122	9
South Reef	78	66	22	0,727	16
All Reefs	13 159	11 740	41	0,317	13
Free State
Basal	6 529	4 869	31	0,329	10
Leader	4 038	3 386	67	0,141	9
A Reef	1 532	1 634	54	0,116	6
Middle	1 344	1 063	104	0,110	11
B Reef	1 734	1 650	24	0,398	10
All Reefs	15 176	12 602	49	0,194	10
Evander
Kimberley Reef	7 146	6 535	27	0,436	12
Elandskraal
VCR Reef	2 102	2 925	31	0,387	12
Free Gold (JV)
Basal	13 917	12 121	23	0,442	10
Leader	–	–	0	00,00	0
All Reefs	13 917	12 121	23	0,442	10

Investor relations

Business address

Harmony Gold Mining
Company Limited
Suite No. 1
Private Bag X1
Melrose Arch, 2076
Telephone: +27 (11) 684 0140
Telefax: +27 (11) 684 0188
E-mail: corporate@harmony.co.za

Investor relations contacts

Corné Bobbert
Telephone: +27 (11) 684 0146
Telefax: +27 (11) 684 0188
E-mail: cbobbert@harmony.co.za

Ferdi Dippenaar
Telephone: +27 (11) 684 0147
Telefax: +27 (11) 684 0188
E-mail: fdippenaar@harmony.co.za

Share transfer secretaries

Ultra Registrars (Pty) Ltd
Contact: Polly Pollard
Telephone: +27 (11) 832 2652
Telefax: +27 (11) 834 4398
E-mail: ultra@ultrareg.co.za
PO Box 4844
Johannesburg 2000

United States ADR Depositary

The Bank of New York
Telephone: +1888-BNY ADRS
Telefax: +1 (212) 815 3050
Shareholder Relations Department
101 Barclay Street, 22nd Floor
New York, NY 10286
United States of America

United Kingdom Registrars

Capita Registrars
Contact: Kerry Fitzalan/Chris Burchill
Telephone: +44 870 162 3100
Telefax: +44 (208) 639 2342
The Registry
34 Beckenham Road, Beckenham
Kent BR3 4TU, United Kingdom

Directors

A R Fleming*† (Chairman),
Z B Swanepoel (Chief executive),
F Abbott, F Dippenaar,
T S A Grobicki, T A Mokhobo*,
M F Pleming*, Lord Renwick of
Clifton KCMG*†,
J G Smithies*, S Lushaba*, N Fakude*
*Non-executive directors †British

Trading Symbols

Ordinary Shares

JSE Securities Exchange	HAR
NYSE	HMY
London Stock Exchange	HRM
Euronext Paris	HG
Euronext Brussels	HMY
Berlin Stock Exchange	HAM1

Warrants

JSE Securities Exchange	HARW
NYSE	HMYWS

Options

Chicago Board Options
Exchange	QHG

ISIN

ZAE000015228

Registration number

1950/038232/06

Harmony review 3rd quarter 2003

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 25, 2003

Harmony Gold Mining Company Limited

By: /s/ Frank Abbott Name: Frank Abbott Title: Chief Financial Officer